Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Management’s Discussion and Analysis (MD&A)
(November 6, 2013)

General
This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three and nine month periods ended September 30, 2013 and 2012, the 2012 MD&A and audited annual Consolidated Financial Statements of the Company, the MD&A and unaudited interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2013 and 2012, and the MD&A and unaudited interim condensed Consolidated Financial Statements as at and for the three month periods ended March 31, 2013 and 2012.

The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All comparisons are between the three month periods ended September 30, 2013 and 2012, unless otherwise stated.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.  Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Adoption of New Accounting Standards
As at and for the year ended December 31, 2012, the Company proportionately consolidated its interests in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión).  Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which requires the Company to account for its investments in TSEUK and Equión using the equity method of accounting and was applied retrospectively.  Accordingly, all prior year numbers relating to the Company’s investment in Equión have been restated to reflect this change.  As the TSEUK joint venture was formed on December 17, 2012, in conjunction with Talisman’s sale of a 49% equity interest in Talisman Energy (UK) Limited (TEUK), the change did not impact the interim condensed Consolidated Statement of Income for the three and nine month periods ended September 30, 2012, but the Consolidated Balance Sheet as at December 31, 2012 has been restated to reflect this change.

As a result of adopting IFRS 11 and the formation of the TSEUK joint venture in December 2012, amounts reported for the three and nine month periods ended September 30, 2013 and 2012 are not comparable with respect to the Company’s UK operations. The three and nine month periods ended September 30, 2012 reflect Talisman’s 100% ownership of TEUK and the results are included on a consolidated basis. For the three and nine month periods ended September 30, 2013, Talisman’s 51% interest in TSEUK is reflected in a single line item entitled “Income (loss) from joint ventures and associates, after tax.”

THIRD QUARTER 2013 PERFORMANCE HIGHLIGHTS

●	Production averaged 371 mboe/d, up 3% over the previous quarter. Oil and liquids production was up 6% versus the second quarter primarily due to increased volumes from the Eagle Ford and HST / HSD.

●
The Company recorded a net loss of $54 million, compared to net income of $97 million in the second quarter. This was due to a loss in the Company's hedging program, partially offset by higher production volumes and liquids pricing.

●	Talisman continues to make good progress on its planned $2-3 billion divestment program.

FINANCIAL AND OPERATING HIGHLIGHTS
	Nine Months Ended Sept 30,		Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
($ millions, unless otherwise stated)	2013	2012	2013	2013	2013	2012	2012	2012	2012	2011
Total revenue and other income1	3,540	5,503	1,232	1,185	1,123	1,664	1,647	1,800	2,056	2,035
Net income (loss)	(170)	(244)	(54)	97	(213)	376	(731)	196	291	(117)
Per common share ($)
Net income (loss)2	(0.17)	(0.24)	(0.05)	0.09	(0.21)	0.37	(0.71)	0.19	0.28	(0.11)
Diluted net income (loss)3	(0.23)	(0.31)	(0.08)	0.06	(0.21)	0.31	(0.71)	0.14	0.24	(0.11)
Production4 (Daily Average - Gross)
Oil and liquids (mbbls/d)	130	169	134	126	129	143	159	161	187	180
Natural gas (mmcf/d)	1,433	1,609	1,423	1,414	1,461	1,498	1,533	1,642	1,652	1,572
Total mboe/d (6mcf = 1boe)	368	437	371	361	372	392	415	435	462	442

1.
2012 and 2011 restated to reflect the change to equity accounting of Equión. Adjustments relating to TSEUK are effective for the period of December 17, 2012 to December 31, 2012 as the TSEUK joint venture was formed on December 17, 2012.

2.	Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.
3.	Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.
4.	Includes the Company’s proportionate interest in production from joint ventures.

During the third quarter of 2013, the Company had a net loss of $54 million compared to a net loss of $731 million in the same quarter in 2012 as a result of higher impairments (primarily Yme impairment of $747 million) recorded in 2012, and lower operating costs and DD&A expense in 2013. These were partially offset by lower revenue and increased income taxes in 2013.

Lower production volumes in the third quarter of 2013 were primarily driven by the sale of 49% of Talisman’s UK business in December 2012, natural declines, and turnaround and performance challenges in the North Sea. These were partially offset by increased production from Eagle Ford, and contributions from new producing fields at HST / HSD in Vietnam, and Kinabalu in Malaysia.

DAILY AVERAGE PRODUCTION

	Three months ended September 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	37	26	29	22
Southeast Asia	44	39	27	23
North Sea1	12	71	12	71
Other2	12	13	6	6
	105	149	74	122
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	20	-	20	-
Equión	9	10	8	8
	29	10	28	8
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	134	159	102	130
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	882	953	762	838
Southeast Asia	491	509	327	352
North Sea1	4	28	3	28
Other2	-	-	-	-
	1,377	1,490	1,092	1,218
Natural gas from Joint Ventures (mmcf/d)
TSEUK	2	-	2	-
Equión	44	43	36	34
	46	43	38	34
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,423	1,533	1,130	1,252
Total Daily Production from Consolidated Subsidiaries (mboe/d)
North America	184	185	156	161
Southeast Asia	125	124	81	82
North Sea1	13	76	13	76
Other2	12	13	6	6
	334	398	256	325
Total Daily Production from Joint Ventures (mboe/d)
TSEUK	21	-	21	-
Equión	16	17	13	14
	37	17	34	14
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	371	415	290	339
Less production from assets sold (mboe/d)
Southeast Asia	-	3	-	2
North Sea	-	27	-	26
	-	30	-	28
Total production from ongoing operations (mboe/d)	371	385	290	311

	Nine months ended September 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	33	27	26	22
Southeast Asia	43	42	23	25
North Sea1	14	77	14	76
Other2	11	13	5	6
	101	159	68	129
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	19	-	19	-
Equión	10	10	8	8
	29	10	27	8
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	130	169	95	137
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	868	1,005	757	884
Southeast Asia	514	529	343	364
North Sea1	7	34	7	34
Other2	-	-	-	-
	1,389	1,568	1,107	1,282
Natural gas from Joint Ventures (mmcf/d)
TSEUK	2	-	2	-
Equión	42	41	34	33
	44	41	36	33
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,433	1,609	1,143	1,315
Total Daily Production from Consolidated Subsidiaries (mboe/d)
North America	178	195	152	170
Southeast Asia	128	130	80	86
North Sea1	15	82	15	82
Other2	11	13	5	6
	332	420	252	344
Total Daily Production from Joint Ventures (mboe/d)
TSEUK	20	-	19	-
Equión	16	17	14	14
	36	17	33	14
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	368	437	285	358
Less production from assets sold (mboe/d)
North America	-	5	-	4
Southeast Asia	-	3	-	2
North Sea	-	27	-	27
	-	35	-	33
Total production from ongoing operations (mboe/d)	368	402	285	325
1.
Production in 2012 from the North Sea included production from the Company’s operations in the UK and Norway. Effective January 1, 2013, production from the North Sea only relates to production from Norway.

2.	2012 Production from Equión was restated to reflect the change to equity accounting on adoption of IFRS 11.

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

In North America, total production was relatively stable compared with the same period in 2012, at 184 mboe/d. Capital investment in North America continues to be prioritised towards liquids and liquids rich opportunities, resulting in oil and liquids increasing from 14% to 20% of the overall North American production mix. Oil and liquids production increased by 42%, due principally to increased development activity in Eagle Ford which has grown from 9 mbbls/d to 21 mbbls/d of liquids. Natural gas production decreased 7% due to natural declines, partially offset by development activity in the Marcellus and Eagle Ford.

In Southeast Asia, total production from ongoing operations increased by 3% from the same period in 2012. Oil and liquids production from ongoing operations increased by 19% due to a full quarter of production from HST / HSD in Vietnam, and Kinabalu in Malaysia. These were partially offset by reduced production from Kitan in Australia due to decline. Natural gas production from ongoing operations was 2% lower than the same period in 2012 due principally to planned turnarounds in Malaysia and Indonesia.

In the North Sea, including Norway and the TSEUK joint venture, total production decreased by 55% due principally to the sale of 49% of Talisman’s UK North Sea business in 2012. Production in Norway declined by 38% (from 21 mboe/d to13 mboe/d) due principally to pressure decline at Rev, which resulted in the field being shut-in in May 2013, and natural declines in Brage and Varg. In the TSEUK joint venture, production from ongoing operations decreased by 25% (from 28 mboe/d to 21 mboe/d) due to natural decline and unplanned outages at several fields, partially offset by improved uptime on Bleoholm.

In the rest of the world, including the Equión joint venture, production remained relatively stable compared to 2012.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1,2
	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Southeast Asia - bbls/d	(1,231)	4,006	(1,556)	484
North Sea – bbls/d	1,924	2,683	568	74
Other – bbls/d	(3,832)	(2,451)	(1,591)	(6)
Total produced into (sold out of) inventory – bbls/d	(3,139)	4,238	(2,579)	552
Total produced into (sold out of) inventory – mmbbls	(0.3)	0.4	(0.7)	0.2
Inventory at September 30 - mmbbls	1.4	2.0	1.4	2.0
1.	Gross before royalties.
2.	Effective January 1, 2013, the North Sea volumes only include Norway.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ending September 30, 2013, volumes in inventory decreased from 1.7 mmbbls to 1.4 mmbbls due principally to liftings in Australia and Algeria, partially offset by increased inventory in Norway and Malaysia.

COMPANY NETBACKS1,2
	Three months ended September 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids ($/bbl)
Sales price	97.04	102.23	97.04	102.23
Royalties	30.01	18.68	-	-
Transportation	1.09	1.55	1.58	1.90
Operating costs	22.39	35.45	32.42	43.37
	43.55	46.55	63.04	56.96
Natural gas ($/mcf)
Sales price	5.51	4.91	5.51	4.91
Royalties	1.41	1.14	-	-
Transportation	0.28	0.29	0.38	0.38
Operating costs	1.08	0.90	1.46	1.17
	2.74	2.58	3.67	3.36
Total $/boe (6mcf=1boe)
Sales price	53.11	56.74	53.11	56.74
Royalties	15.23	11.29	-	-
Transportation	1.49	1.66	2.09	2.08
Operating costs	11.49	16.65	15.80	21.18
	24.90	27.14	35.22	33.48

	Nine months ended September 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids ($/bbl)
Sales price	94.80	105.19	94.80	105.19
Royalties	32.18	19.54	-	-
Transportation	1.31	1.43	1.99	1.76
Operating costs	22.73	31.00	34.41	38.07
	38.58	53.22	58.40	65.36
Natural gas ($/mcf)
Sales price	5.86	4.94	5.86	4.94
Royalties	1.47	1.18	-	-
Transportation	0.29	0.27	0.39	0.35
Operating costs	1.13	1.02	1.51	1.34
	2.97	2.47	3.96	3.25
Total $/boe (6mcf=1boe)
Sales price	53.27	58.19	53.27	58.19
Royalties	15.93	11.77	-	-
Transportation	1.63	1.54	2.32	1.93
Operating costs	11.62	15.52	16.09	19.85
	24.09	29.36	34.86	36.41
1.	Netbacks do not include pipeline operations.
2.	2012 restated to reflect the change to equity accounting for Equión. Amounts shown for 2013 only represent netbacks from consolidated subsidiaries and exclude netbacks from equity accounted entities.

During the quarter, the Company’s average gross netback was $24.90/boe, 8% lower than 2012 due principally to lower realized prices and higher royalties, partially offset by lower operating costs. Operating costs decreased as the high unit operating cost from the UK was included in the third quarter of 2012, and excluded from the third quarter of 2013 due to the application of equity accounting to the TSEUK joint venture.

Talisman’s realized net price of $53.11/boe was 6% lower than the same period in 2012 due to lower realized prices on oil and liquids partially offset by higher realized prices on natural gas.

The Company’s realized net sale price does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 30%, up from 19% in 2012, as the low royalty rate from the UK was included in the second quarter of 2012, and was excluded from the second quarter of 2013 due to the application of equity accounting to the TSEUK joint venture.

COMMODITY PRICES AND EXCHANGE RATES1

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Oil and liquids ($/bbl)
North America	73.89	65.38	68.32	70.16
Southeast Asia	108.98	109.58	107.39	113.36
North Sea	111.01	110.53	108.96	112.42
Other 2	110.68	108.01	106.72	109.38
	97.04	102.23	94.80	105.19
Natural gas ($/mcf)
North America	3.29	2.67	3.51	2.43
Southeast Asia	9.41	8.88	9.72	9.41
North Sea	14.42	8.99	14.73	9.68
Other 2	-	-	-	-
	5.51	4.91	5.86	4.94
Company $/boe (6mcf=1boe)	53.11	56.74	53.27	58.19
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	105.83	92.22	98.14	96.23
Dated Brent (US$/bbl)	110.36	109.61	108.45	112.14
Tapis (US$/bbl)	116.21	112.54	114.22	117.73
NYMEX (US$/mmbtu)	3.60	2.81	3.68	2.62
AECO (C$/gj)	2.67	2.08	3.00	2.07
C$/US$ exchange rate	1.04	1.00	1.02	1.00
UK£/US$ exchange rate	0.64	0.63	0.65	0.63
1.	2013 represents prices from consolidated subsidiaries and excludes prices from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Talisman’s average realized oil and liquids price decreased by 5% due primarily to the application of equity accounting to the TSEUK joint venture. Realized oil and liquids prices in 2012 included prices from both the UK and Norway, whereas realized prices in 2013 only include Norway. As a result, the realized oil and liquids price in the third quarter of 2013 was more heavily weighted to North American oil and liquids prices. Realized natural gas prices increased by 12% due to higher prices in both North America and Southeast Asia.

In North America, realized oil and liquids prices increased by 13%, consistent with increases in WTI prices. Realized natural gas prices increased by 23%, consistent with increases in NYMEX and AECO prices.

In Southeast Asia, realized natural gas prices were 6% higher compared to the prior year due principally to increases to fixed price contracts for gas in Indonesia.  Additionally, a significant portion of natural gas pricing in Southeast Asia is linked to oil based indices. For example, Corridor gas prices averaged $10.67/mcf in the third quarter, where 55% of sales are referenced to Duri crude and other oil indices on an energy equivalent basis. This was partially offset by lower gas prices in Malaysia linked to Medium Sulphur Fuel Oil prices in Singapore, which were down 7%. Realized oil and liquids prices were relatively flat compared to the same quarter in 2012, with a slight increase in dated Brent prices offset by a lower Indonesia Crude Price.

EXPENSES

Unit Operating Expenses1

	Three months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	7.91	6.75	9.32	7.73
Southeast Asia	12.13	9.48	18.77	14.31
North Sea	59.36	54.10	59.35	54.42
Other 2	8.34	6.24	18.18	13.49
	11.49	16.65	15.80	21.18

	Nine months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	8.61	7.92	10.07	9.10
Southeast Asia	11.20	8.77	17.90	13.30
North Sea	54.59	45.66	54.58	45.98
Other 2	6.56	5.72	14.08	12.80
	11.62	15.52	16.09	19.85
1.	2013 represents unit operating expenses from consolidated subsidiaries, excluding unit operating expenses from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Total Operating Expenses1

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
($ millions)
North America	135	116	426	429
Southeast Asia	135	99	384	306
North Sea2	57	365	214	1,026
Other3	11	10	24	22
	338	590	1,048	1,783
1.	2013 represents operating expenses from consolidated subsidiaries, excluding operating expenses from equity investees.
2.
2012 includes operating expenses of $291 million for the three months ended September 30, and $778 million for the nine months ended September 30 from the UK. 2013 does not include operating expenses for the UK.

3.	2012 restated to reflect the change to equity accounting for Equión.

Total operating expenses decreased by $252 million as the operating expenses from Talisman’s UK business were included in the third quarter of 2012, and were excluded from the third quarter of 2013 due to the application of equity accounting to the TSEUK joint venture. These were partially offset by increased operating expenses in Southeast Asia and North America.

In North America, total operating expenses increased by 16% compared to the same period in 2012 due principally to increased production volumes and activity in the Eagle Ford. Unit operating costs in North America increased by 17% primarily due to the addition of higher unit cost liquid weighted volumes in the Eagle Ford.

In Southeast Asia, total operating expenses increased by 36% due to new production volumes at HST / HSD in Vietnam and Kinabalu in Malaysia. Additionally at PM3 in Malaysia, maintenance costs were incurred during planned shutdowns.

In the North Sea, total operating expenses in 2012 included the UK and Norway operations. Total operating expenses in 2013 only include costs from Norway due to the application of equity accounting to the TSEUK joint venture. In Norway, operating expenses were down by 23% due principally to the timing of liftings, reduced maintenance activity at Gyda, and no operational activity at Yme in the current quarter, partially offset by maintenance activity at Varg in the current quarter. Unit operating costs in Norway increased by 54% due to lower production volumes.

In the rest of the world, total operating expenses were stable compared to the same period last year.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	18.28	16.36	21.53	18.73
Southeast Asia	11.09	9.36	17.09	14.39
North Sea	32.77	22.73	32.77	22.87
Other2	7.51	6.91	12.70	14.66
	15.55	15.05	20.28	18.52

	Nine months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	18.47	15.51	21.60	17.81
Southeast Asia	9.20	9.22	14.60	13.99
North Sea	31.17	21.43	31.17	21.58
Other2	6.39	7.15	12.03	18.29
	14.96	14.47	19.64	17.77
1.	2013 represents unit DD&A from consolidated subsidiaries, excluding unit DD&A from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Total DD&A Expense1

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
($ millions)
North America	309	279	895	828
Southeast Asia	129	103	326	326
North Sea2	33	153	123	483
Other3	11	9	23	26
	482	544	1,367	1,663
1.	2013 represents DD&A expenses from consolidated subsidiaries, excluding DD&A expense from equity investees.
2.
2012 includes DD&A expenses of $108 million for the three months ended September 30, and $320 million for the nine months ended September 30 from the UK. 2013 does not include DD&A expenses for the UK.

3.	2012 restated to reflect the change to equity accounting for Equión.

Total DD&A expense decreased by $62 million as DD&A expense from Talisman’s UK business was included in the third quarter of 2012, and was excluded from the third quarter of 2013 due to the application of equity accounting to the TSEUK joint venture. This was partially offset by increased DD&A expense in North America and Southeast Asia.

DD&A expense in North America increased by 11%, and unit DD&A expense increased by 12%, primarily due to increased production and higher unit rates in the Eagle Ford, partially offset by lower production in Canada and Marcellus.

In Southeast Asia, DD&A expense increased by 25%, and unit DD&A expense increased by 18%, due principally to the addition of higher DD&A rate properties from HST / HSD in Vietnam and Kinabalu in Malaysia, partially offset by reduced DD&A expense in Australia due to lower production.

In the North Sea, DD&A expense for Norway decreased by 27% due principally to a one-time adjustment of historic DD&A charges which resulted in an $11 million DD&A expense reduction recorded in the current quarter. Unit rates increased by 41% in Norway due principally to increases to the depletable base caused by an increase in the decommissioning asset at the end of 2012, partially offset by the one-time adjustment as noted above.

In the rest of the world, DD&A expense was relatively stable compared to the same quarter last year.

Impairment
	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
($ millions)
Impairment losses
North America	3	109	3	184
Southeast Asia	1	-	1	-
North Sea	-	747	7	1,725
Other	-	181	12	254
	4	1,037	23	2,163
Impairment reversals
North America	-	-	-	-
Southeast Asia	-	-	-	-
North Sea	-	-	(21)	-
Other	(2)	-	(2)	-
	(2)	-	(23)	-
Net Impairment	2	1,037	-	2,163

During the nine month period ended September 30, 2013, the Company recorded $12 million of impairment expense relating to its exit from Sierra Leone. The Company also recorded impairment reversals of $21 million in the North Sea, due primarily to a reduction in the decommissioning obligation and assets caused by a 1% increase in the real discount rate used to measure decommissioning liabilities.

During the three month period ended September 30, 2012, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million.  During the same period, the Company recorded an impairment expense of $497 million related to the Yme platform, $250 million related to the drop in reservoir pressure at Rev in Norway, and $172 million related to the exit from Peru.

The Company’s goodwill balance includes $472 million relating to the North Sea. The value of North Sea goodwill is supported by a combination of United Kingdom and Norway asset values, and any potential future diminution of those valuations, as referenced in note 9 to the interim condensed Consolidated Financial Statements, will enhance the risk of impairment of North Sea goodwill.

Income (Loss) from Joint Ventures and Associates 1

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
($ millions)
TSEUK	(5)	-	(73)	-
Equión	33	11	95	109
Oleoducto Central S.A. (Ocensa)	16	-	43	-
	44	11	65	109
1.
Includes the Company’s proportionate interest in joint ventures and associates as disclosed in note 9 to the Company’s interim Condensed Consolidated Financial Statements for the period ended September 30, 2013.

The net loss in TSEUK was primarily driven by lower production and higher operating costs due to turnaround and maintenance activity.

The value of the Company’s Investment in Joint Ventures is supported by management’s view of the future operational and financial performance of the underlying assets within each investment. Throughout 2013, TSEUK has been challenged with respect to asset uptime, adverse drilling results, declining production and emerging potential increases to remediation cost estimates. These challenges will be factored into the Company’s reserves, planning and impairment processes due to be completed in the fourth quarter of 2013. The adverse performance of the business will likely result in lower estimated future cash flows than previously anticipated, and under these circumstances the risk of impairments is increased. Management expects to reach its conclusions and book impairments, if any, in the fourth quarter. The total value of the Company’s investment in TSEUK at September 30, 2013 is $401 million.

As of September 30, 2013, TSEUK’s total recorded decommissioning liabilities were $2.4 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation on cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.  Management is in the process of reviewing the latest decommissioning liability estimates and believes, based on emerging information, that there is a likelihood of increases being confirmed as the process is progressed. At this stage, management has not concluded on the magnitude of the adjustments, if any, but will progress the review process, and make any necessary adjustments to remediation liabilities, in future periods.

Equión net income has increased due to lower exploration expenses, partially offset by higher income tax expenses, and transportation expense from use of the Ocensa pipeline as described below.

Income from Ocensa represents Talisman’s 12.152% interest in a pipeline business.  Pursuant to becoming a profit centre in the first quarter of 2013, Ocensa now charges a regulated transportation rate on volumes flowing through the pipeline. Previously, Ocensa charged a transportation rate based upon a cost recovery business model.

Corporate and Other 1

	Three months ended September 30			Nine months ended September 30
	2013	2012	2	2013	2012	2
($ millions)
General and administrative (G&A) expense	106	130		320	382
Dry hole expense	13	41		82	166
Exploration expense	66	81		208	228
Finance costs	87	73		244	211
Share-based payments expense (recovery)	6	61		30	(11)
(Gain) loss on held-for-trading financial instruments	120	116		(21)	128
(Gain) loss on asset disposals	1	-		(58)	(759)
Other income	29	16		66	59
Other expenses, net (recovery)	35	61		54	91
1.	2013 represents corporate and other expense from consolidated subsidiaries, excluding corporate and other expense from equity investees.
2.	2012 restated where necessary to reflect changes due to equity accounting.

G&A expense decreased by $24 million relative to 2012, due principally to the ongoing restructuring of the business throughout 2013 and severance costs classified as G&A in the third quarter of 2012.

In the third quarter of 2013, Talisman recorded dry hole expense of $13 million due principally to the write off of an exploration commitment well in Vietnam in block 46/07.

Exploration expense decreased by $15 million due to reduced seismic activity in Malaysia and Peru, partially offset by increased seismic activity in North America, Colombia and Kurdistan.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. The increase in finance costs is due primarily to a reduction in capitalized interest in the North Sea, partially offset by reduced accretion expense in the UK due to the application of equity accounting to the TSEUK joint venture.

Share-based payments during the three month period ended September 30, 2013 was $6 million, due principally to expenses related to the long-term Performance Share Unit (PSU) plan, Restricted Share Unit (RSU) plan and Deferred Share Unit (DSU) plans, partially offset by a recovery related to stock options.

Talisman recorded a loss on held-for-trading financial instruments of $120 million, due principally to an increase in oil forward prices. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

Other income includes pipeline, processing, marketing and investment revenue.

Other expense of $35 million includes a foreign exchange loss of $45 million, restructuring costs of $6 million, and other miscellaneous expenses, partially offset by a recovery of $10 million related to a favourable court ruling on a drilling contract dispute, and $12 million for the sale of excess capacity of the Ocensa pipeline in Colombia which Talisman is not currently utilizing.

INCOME TAXES 1

	Three months ended September 30			Nine months ended September 30
	2013	2012	2	2013	2012	2
($ millions)
Income (loss) before taxes	(70)	(1,147)		118	(719)
Less: Petroleum Revenue Tax (PRT)
Current	10	28		22	84
Deferred	(1)	(7)		2	48
Total PRT	9	21		24	132
	(79)	(1,168)		94	(851)
Income tax expense (recovery)
Current income tax	161	110		435	638
Deferred income tax	(186)	(547)		(171)	(1,245)
Total income tax expense (recovery)	(25)	(437)		264	(607)
Effective income tax rate (%)	32	37		281	71
1.	2013 represents income taxes from consolidated subsidiaries, excluding income taxes from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The Company’s expected effective rate, based on the mix of income and losses in various jurisdictions, is 19%. The effective tax rate in the third quarter of 2013 is impacted by pre-tax income of $243 million in Southeast Asia where the tax rates range from 30% to 55%, partially offset by pre-tax losses of $40 million in North America where tax rates range from 25% to 39%.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by:

•	Recognition of deferred tax assets related to Vietnam operations of $92 million;
•	Not recording $41 million of tax benefit associated with book losses in the US; and
•	Non-taxable corporate hedging losses.

The increase of $51 million in current taxes from $110 million in the three month period ended September 30, 2012 to $161 million in the three month period ended September 30, 2013 was primarily driven by Norway recoveries in 2012, and increased income in Southeast Asia, partially offset by the sale of 49% of Talisman’s UK North Sea business in 2012 as UK tax amounts are included in the income (loss) from joint ventures and associates in 2013 due to the application of equity accounting to the TSEUK joint venture.

The deferred tax recovery of $186 million in the three month period ended September 30, 2013, compared to $547 million in the three month period ended September 30, 2012, was due principally to impairments in the North Sea in 2012, the application of equity accounting to the TSEUK joint venture, and the recognition of deferred tax assets related to Vietnam operations of $92 million recorded this quarter, as noted above.

CAPITAL EXPENDITURES

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
($ millions)
North America	347	258	1,015	1,251
Southeast Asia	94	129	352	307
North Sea1	99	301	307	850
Other1	43	68	112	190
Exploration and development expenditure from subsidiaries2	583	756	1,786	2,598
Corporate, IS and Administrative	19	21	29	77
Acquisitions	105	57	105	59
Proceeds of dispositions	(4)	(1)	(103)	(940)
Net capital expenditure for subsidiaries	703	833	1,817	1,794
TSEUK	138	-	343	-
Equión	26	33	81	86
Exploration and development expenditure from joint ventures3	164	33	424	86
Net capital expenditure for consolidated subsidiaries and joint ventures	867	866	2,241	1,880
1.
Capital expenditures in 2012 from the North Sea included the Company’s operations in the UK and Norway. Effective, January 1, 2013, capital expenditures in the North Sea only relates to Norway. 2012 capital expenditures in Other have been restated to reflect the change to equity accounting for Equión.

2.
Excludes exploration expense of $66 million (2012 - $81 million) for the three month period ended September 30, 2013 and $208 million (2012 - $228 million) for the nine month period ended September 30, 2013.

3.
Represents the Company’s proportionate interest, excluding exploration expensed of $11 million net in TSEUK (2012 - $nil) for the three month period ended September 30, 2013 and $17 million net in TSEUK (2012 - $nil) for the nine month period ended September 30, 2013.

Capital expenditure, excluding exploration expense, was essentially flat in the third quarter of 2013 compared to the same quarter in 2012 at $867 million. Capital expenditure, excluding exploration expense, was $2.2 billion, and exploration expense was $208 million for the nine month period ended September 30, 2013.

In North America, capital expenditures during the quarter totalled $347 million, driven primarily by investment in liquids rich opportunities in the Eagle Ford of $164 million, $98 million in western Canada, and the completion and tie-in of drilled but uncompleted wells in the Marcellus of $81 million.

In Southeast Asia, capital expenditures of $94 million included $71 million of development in Indonesia and Malaysia, and $18 million related to the Red Emperor appraisal well in Vietnam.

In Norway, capital expenditures of $99 million included $42 million of development in Varg and Brynhild, $21 million of development in Gyda, and $33 million of non-operated development in Brage and Veselfrikk.

Capital expenditures in other areas were $43 million due principally to drilling activities in Colombia, and Kurdistan.

In the TSEUK joint venture, net capital expenditures of $138 million included $114 million of development primarily in Montrose, Arkwright, Claymore, Clyde and Tartan. In the Equión joint venture, net capital expenditures of $26 million were primarily for development activities.

DISPOSALS

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of a 49% equity interest TEUK, now renamed TSEUK, which owned substantially all of Talisman’s UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012.  This newly created entity was accounted for using the equity method effective December 17, 2012.

ACQUISITIONS

In July 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin and provides further appraisal and exploration potential.

In August 2012, the Company entered into an agreement with the Kurdistan Regional Government, for a further investment of $50 million in the Kurdamir and Topkhana blocks.

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s gross debt at September 30, 2013 was $5.5 billion ($5.1 billion net of cash and cash equivalents and bank indebtedness), compared to $4.4 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2012.

During the quarter, the Company generated $637 million of cash provided by operating activities, which includes a dividend received from Ocensa of $37 million, and incurred capital expenditures, including acquisitions, of $702 million.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from ongoing dispositions of non-core assets, by drawing on the Company’s credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company’s shelf prospectuses.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.1 billion which are fully committed through 2018.  At September 30, 2013, $516 million of commercial paper was outstanding and $550 million in the form of bankers’ acceptances were drawn. At September 30, 2013, $88 million of supporting letters of credit were drawn on our committed bank credit facilities. Available borrowing capacity was $1.9 billion at September 30, 2013.

In addition, the Company utilizes uncommitted demand letters of credit. At September 30, 2013, demand letters of credit guaranteed by the Company totaling $1.8 billion were issued. Of that total, $1.4 billion is provided as security for the costs of decommissioning obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, performance guarantees, decommissioning obligations in other areas and project financing.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At September 30, 2013, approximately 75% of TSEUK’s decommissioning obligations have letter of credit security in place. The parties to the Joint Venture agreed to replace the existing letters of credit with letters of credit issued under shared facilities during the letter of credit renewal process in the third and fourth quarters. The Company guarantees 51% of all letters of credit issued under the shared facilities. The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK. At the commencement of the Joint Venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax’s parent company, Sinopec.

As of September 30, 2013, shared facilities were in place for $1.1 billion, of which $0.6 billion (Company share $0.3 billion) has been used for the third quarter renewals. Additional shared facilities are being negotiated for the fourth quarter renewals and the Company believes there will be sufficient shared facility capacity to replace all legacy demand letters of credit. As of 30 September 2013, the Company had legacy demand letters of credit in place of $1.1 billion.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s Investment Grade credit rating.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after tax basis and reducing the value of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and will commence negotiations with counterparties to amend all DSAs accordingly. The Company expects this process to be completed during 2014.

The Company has an active hedging program that will partially protect 2013 cash flow from the effect of declining commodity prices.  See the ‘Risk Management’ section of this MD&A for further information.

With the exception of the $1,124 million current portion of long-term debt, Talisman has no significant debt maturities until 2015.  The current portion of long-term debt consists of $550 million in bankers’ acceptances, $516 million in commercial paper, $50 million of 8.25% notes, and $8 million in Tangguh project financing. The classification of bankers’ acceptances and commercial paper as a current liability at September 30, 2013 reflects management’s intent with respect to its repayment.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company’s debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended September 30, 2013, the debt-to-cash flow ratio was 2.3:1.

The Company established a US commercial paper program in November 2011.  The authorized amount under this program is $1 billion.  The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. At September 30, 2013, the amount of commercial paper outstanding was $516 million and the average interest rate on outstanding commercial paper was 0.67%.

The Company routinely assesses the financial strength of its joint arrangement participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At September 30, 2013, approximately 95% of the Company’s trade accounts receivable was current and the largest single counterparty exposure, accounting for 18% of the total, was with a highly rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.

At September 30, 2013, there were 1,035,012,612 common shares outstanding, of which 4,230,914 were held in trust by the Company resulting in 1,030,781,698 common shares outstanding for accounting purposes. During the three month period ended September 30, 2013, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $70 million. Subsequent to September 30, 2013, 563,642 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan.  There were 1,031,345,340 common shares outstanding at November 1, 2013.

At September 30, 2013, there were 8,000,000 Series 1 preferred shares outstanding.  Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During the three month period ended September 30, 2013, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

At September  30, 2013, there were 46,377,601 stock options, 2,069,598  cash units, 7,084,406 restricted share units (RSU), 1,887,641 deferred share units (DSU) and 12,496,133  long-term performance share units (PSU) outstanding.

On April 1, 2013, Talisman implemented the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date.  During the nine month period ended September 30, 2013, non-executive employees were granted a total of 7,844,189 RSUs in place of stock options, cash units and PSUs.

Subsequent to September 30, 2013, no stock options were granted, 498,987 stock options were exercised for shares, 64,655 options were surrendered for cash and 696,526 were forfeited with 45,117,433 outstanding at November 1, 2013.  Subsequent to September 30, 2013, no cash units were granted, 47,909 cash units were forfeited with 2,021,689 outstanding at November 1, 2013.  Subsequent to September 30, 2013, 76,464 PSUs were granted, 77,847 PSUs were forfeited, with 12,494,750 outstanding at November 1, 2013. Subsequent to September 30, 2013, 45,982 RSUs were granted, 15,516 were exercised and 84,835 were forfeited, with 7,030,037 outstanding at November 1, 2013. There were no DSU’s granted or forfeited subsequent to September 30, 2013.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust.  The 2010 long-term PSU grant vested on December 31, 2012 and was settled in March 2013 based on the vesting of 90% of the PSUs granted as approved by the Board of Directors.

During the nine month period ended September 30, 2013, no common shares were purchased on the open market (During the same period in 2012 – 1,872,000 common shares purchased for $24 million).  Between October 1 and November 1, 2013, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 17 and 20 to the 2012 audited Consolidated Financial Statements and notes 17 and 19 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2013 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $3.80/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.55.

($ millions)	Net Income	Cash Provided by Operating Activities3
Volume changes
Oil – 10,000 bbls/d	70	130
Natural gas – 60 mmcf/d	15	55
Price changes1
Oil – $1.00/bbl	20	25
Natural gas (North America)2 – $0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(10)
US$/UK£ increased by US$0.02	-	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 20 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

3.	Changes in cash flow provided by operating activities excludes TSEUK and Equión due to the application of equity accounting.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 17 to the 2012 audited Consolidated Financial Statements and note 17 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

As a result of the Yme settlement in March 2013, ocean-going vessel commitments in Norway ($375 million as included in note 23 of the Company’s 2012 audited Consolidated Financial Statements) no longer represent expected future commitments as at September 30, 2013.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2012.  Refer to note 23 to the 2012 audited Consolidated Financial Statements for details of the Company’s commitments.

RISK MANAGEMENT

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the 2012 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at September 30, 2013, including their respective fair values, are detailed in note 20 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at September 30, 2013, none of which are designated as a hedge:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	2013 Oct - Dec	6,000	90.00/121.63
Dated Brent oil index	2013 Oct - Dec	10,000	90.00/101.91
Dated Brent oil index	2013 Oct - Dec	10,000	90.00/105.33
WTI	2013 Oct - Dec	10,000	85.00/104.05
Dated Brent oil index	2014 Jan - Dec	10,000	95.00/110.07
Dated Brent oil index	2014 Jan - Dec	10,000	90.00/105.22
WTI	2014 Jan - Dec	5,000	80.00/95.00
Dated Brent oil index	2014 Apr - Jun	5,000	90.00/119.70
Dated Brent oil index	2015 Jan - Dec	5,000	90.00/100.01
WTI	2015 Jan - Dec	5,000	80.00/95.02
Dated Brent oil index	2015 Jan - Dec	10,000	90.00/105.73

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl
Dated Brent oil index	2013 Oct - Dec	7,500	110.01
Dated Brent oil index	2013 Oct - Dec	26,500	105.22
WCS Swap	2013 Oct - Dec	6,500	75.42
Dated Brent oil index	2014 Jan - Mar	10,000	103.22
WCS Swap	2014 Jan - Mar	6,500	72.47
Dated Brent oil index	2014 Jan - Jun	10,000	103.06
Dated Brent oil index	2014 Jul - Dec	10,000	103.31
WTI	2014 Jan - Dec	2,500	91.91
Dated Brent oil index	2014 Jan - Dec	10,000	104.02
WTI	2014 Jan - Dec	10,000	94.28

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf
NYMEX HH LD	2013 Oct - Dec	47,468	3.16/4.67
NYMEX HH LD	2013 Oct - Dec	94,936	3.16/4.74
NYMEX HH LD	2013 Oct - Dec	94,936	3.69/4.86
NYMEX HH LD	2013 Oct - Dec	94,936	3.79/4.69
NYMEX HH LD	2014 Jan - Dec	94,936	4.21/4.71
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.64
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.99
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06

Fixed price swaps (Gas)	Term	mcf/d	$/mcf
NYMEX HH LD	2014 Jan - Dec	47,468	4.24
NYMEX HH LD	2014 Jan - Dec	47,468	4.25
NYMEX HH LD	2014 Jan - Dec	47,468	4.34
NYMEX HH LD	2014 Jan - Dec	47,468	4.42
NYMEX HH LD	2014 Jan - Dec	47,468	4.44
NYMEX HH LD	2015 Jan - Dec	47,468	4.54

Subsequent to September 30, 2013, the Company entered into a two-way dated Brent collar for 2015 of 10,000 bbls/d for $90.00/$106.59/bbl.

Further details of contracts outstanding are presented in note 20 to the interim condensed Consolidated Financial Statements.

Interest Rate Swap
In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

USE OF ESTIMATES AND JUDGMENTS
The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis. During the nine month period ended September 30, 2013, the following accounting item was impacted by a change in management’s estimates and judgements:

•
Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate, which was 3.5% at June 30, 2013 (December 31, 2012 – 2.5%). Due to this rate increase, the net present value of the decommissioning liability was decreased by $146 million in the second quarter of 2013.

For additional information regarding the use of estimates and judgments refer to the notes to the audited Consolidated Financial Statements and Annual MD&A for the year ended December 31, 2012.

CHANGES IN ACCOUNTING POLICIES

a) Accounting Policies Used

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2012 Annual Consolidated Financial Statements except for the following:

Joint Arrangements, Consolidation, Associates and Disclosures
•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman’s financial results as all subsidiaries are wholly-owned.  The trusts holding common shares, to settle the Company’s obligation arising from its long-term performance share unit plan, are consolidated since they are special purpose entities controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Ventures.  This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation.  As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements.  Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in TSEUK and Equión using the equity method of accounting and retrospectively restated the results and financial position. Refer to note 4 of the interim condensed Consolidated Financial Statements;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 7 and 8 of the interim condensed Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements.

Employee Benefits
•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the “corridor approach”, and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company’s interim condensed Consolidated Financial Statements.

Presentation of items of Other Comprehensive Income
•
IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1.  The amendments to IAS 1 improve the quality of the presentation of OCI.  The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Offsetting Financial Assets and Financial Liabilities
•
IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7.  These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position.  The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company’s financial position or performance.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2012 Annual Consolidated Financial Statements.

In May 2013, the IASB issued an amendment to IAS 36 Impairment of Assets. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendment is effective for annual periods beginning on or after January 1, 2014 and requires retrospective application. The Company is currently assessing the impact of this amendment.

c) Impact of adopting IFRS 11
In preparing the interim condensed Consolidated Financial Statements, the Company has adjusted amounts reported previously in its Consolidated Financial Statements.  An explanation of how the new standards issued has affected the Company’s financial position, results of operations and cash flows, is presented in note 4 to the interim condensed Consolidated Financial Statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The adoption of new IFRS Standards, effective January 1, 2013, impacted Talisman’s presentation of financial results and accompanying disclosures.  The Company has evaluated the impact of the adoption of the new IFRS on its processes, controls and financial reporting systems and has made modifications to its control environment accordingly.  There have been no significant changes in Talisman’s internal control over financial reporting during the nine month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  Talisman utilizes the original Internal Control -Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

LEGAL PROCEEDINGS
From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

ADVISORIES
Forward-Looking Statements

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.

This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	The estimated impact on Talisman’s financial performance from changes in production volumes, commodity prices and exchange rates;
•	Potential effects of the hedging program;
•	Expected sources of capital to fund the Company’s capital program and potential acquisitions, investments or dispositions;
•	Expected future payment commitments;
•	Potential upside appraisal and exploration through block 07/03 in Vietnam;
•	Effects of potential diminution of North Sea asset valuations on goodwill;
•	Potential increases to remediation cost and decommissioning liability estimates;
•	Timing of the Company’s reserves, planning and impairment process;
•	Effect of adverse performance of TSEUK on future cash flows and impairments;
•	Expected sufficient shared facility capacity to replace all legacy demand letters of credit;
•	Expected timing of securing amendments to all DSAs pursuant to signing of the Decommissioning Relief Deed;
•	Expectation that the Company’s counterparties will be able to meet their obligations; and
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this interim MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The  factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Risks associated with project management, project delays and / or cost overruns;
•	Uncertainty related to securing sufficient egress and access to markets;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information
Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-Core Assets
In this MD&A, all references to “core” or “non-core” assets and properties align with the Company’s current public disclosures regarding its assets and properties.

Use of ‘boe’
Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations
The following list of abbreviations is used in this document:

AIF	Annual Information Form
bbl	barrel
bbls/d	barrels per day
boe	barrels of oil equivalent
COSO	Committee of the Sponsoring Organizations of the Treadway Commission
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
G&A	General and administrative
gj	gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NYMEX	New York Mercantile Exchange
PRT	Petroleum Revenue Tax
PSC	Production sharing contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WCS	Western Canadian Select
WTI	West Texas Intermediate